UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Orion Energy Systems, Inc.

(Exact name of the registrant as specified in its charter)

Wisconsin	001-33887
(State or other jurisdiction of incorporation or organization)	(Commission file number)

2210 Woodland Drive

Manitowoc, Wisconsin 54220

(Address of principal executive offices) (Zip code)

Sally A. Washlow

Chief Executive Officer

(800) 660-9340

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q‑1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflicts Minerals Disclosure

This Form SD of Orion Energy Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024.

The Company performed a reasonable country of origin inquiry, in which it surveyed suppliers regarding whether its necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“conflict minerals”), have been sourced from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). Most of the 2024 responses the Company received indicated that conflict minerals in the suppliers’ components and materials were either non-existent or did not originate from a Covered Country.

During its reasonable country of origin inquiry, the Company determined that a small portion of necessary conflict minerals used in its high efficiency lighting systems may have been sourced from a Covered Country. In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition, 2016), an internationally recognized due diligence framework. The Conflict Minerals Report attached hereto as Exhibit 1.01 includes a discussion of the due diligence procedures performed and the disclosures required by the SEC.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.oesx.com.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No. Description

1.01 Conflict Minerals Report of Orion Energy Systems, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Orion Energy Systems, Inc
Date: May 28, 2025	By: /s/ Sally A. Washlow
Sally A. Washlow
Chief Executive Officer